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                                                                  EXHIBIT (a)(2)


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                                                                         ANNEX A
                      [HOULIHAN LOKEY HOWARD & ZUKIN LOGO]

                         Houlihan Lokey Howard & Zukin
                   -----------------------------------------

                               FINANCIAL ADVISORS

                                                                January 16, 2000

The Board of Directors
Moore Products Co.
1201 Sumneytown Pike
Spring House, PA 19477

Members of the Board:

  We understand that Moore Products Co. ("Moore" or the "Company"), a Pennsylvania corporation, is contemplating entering into an agreement (the "Agreement") with Siemens Energy & Automation, Inc. ("Siemens"), a Delaware Corporation, and Malibu Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and a wholly-owned subsidiary of Siemens, pursuant to which Purchaser would merge with and into the Company, with the Company as the surviving entity (the "Acquisition"). We further understand that, to effectuate the Acquisition, Purchaser would offer (i) a price equal to $54.71 per share (the "Common Stock Price") for all 2,646,985 of the Company's common shares outstanding ("Common Stock") ("Common Stock Purchase") and (ii) a price equal to $21.88 per share (the "Preferred Stock Price") for all 175,950 outstanding shares of the Company's convertible preferred stock (the "Preferred Stock") ("Preferred Stock Purchase"). Finally, we understand that, pursuant to the Acquisition, the Board of Directors of the Company (the "Board") shall take all necessary actions to provide that all 646,060 of the Company's outstanding options to purchase Common Stock (the "Options") would be cancelled and each holder thereof would be entitled to receive for each such Option a payment in cash (the "Option Payment") equal to the excess, if any, of the Common Stock Price over the exercise price per share subject to such Option.

  The Common Stock Purchase, Preferred Stock Purchase, and Option Payment collectively are referred to herein as the "Transaction." All capitalized terms used herein and not defined herein shall have the same meanings herein as ascribed thereto in the Agreement.

  You have requested our opinion (the "Opinion") as to the matters set forth above. The Opinion does not address Moore's underlying business decision to effect the acquisition. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Moore.

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                         New York, New York 10017-4024
                       Tel 917.542.7500 Fax 917.542.0150

  Investment advisory services through Houlihan Lokey Howard & Zukin Financial
                                   Advisors.

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  In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

    1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended 1996, 1997, and 1998, quarterly reports on Form 10-Q for the three quarters ended March 31, 1999, June 30, 1999, and September 30, 1999, Proxy Statement dated April 30, 1999, and certain other documents filed with the Securities and Exchange Commission;

    2. reviewed historical financial data prepared by the Company's management with respect to the Company for the years ended December 31, 1996 through 1998;

    3. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended December 31, 2000 through 2002;

    4. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

    5. visited certain facilities and business offices of the Company;

    6. reviewed the Tender and Option Agreement between Moore Products Co., Malibu Acquisition Corp., Siemens, and certain stockholders of the Company, dated January 16, 2000;

    7. reviewed the Agreement and Plan of Merger between Moore Products Co., Malibu Acquisition Corp., and Siemens, dated January 16, 2000;

    8. reviewed the historical market prices and trading volume for the Company's publicly traded common stock;

    9. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

    10. conducted such other studies, analyses and inquiries as we have deemed appropriate.

  We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

  We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter, and we have no obligation to update this opinion. Our advisory services and the opinion expressed herein are for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and do not constitute a recommendation as to how any common or preferred shareholder of the Company should vote with respect to such transaction.

  Based upon the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Transaction is fair to each of the Common Stock shareholders and the Preferred Stock shareholders of Moore from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

/S/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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